UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                       For the date of 26 April 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




FOR IMMEDIATE RELEASE                                26 APRIL, 2006


                           Allied Irish Banks, p.l.c.

      Existing Bankcentre Property (excluding New Bankcentre Development)

Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) today announces that is has entered into certain transactions in relation to its Existing Bankcentre property (excluding the New Bankcentre Development) at Ballsbridge, Dublin 4.

The property has been sold in two lots, to Hibernian Life and Pensions Limited and to Sean Dunne. These purchasers were selected following an open market tender process.

The total sum to be paid for the purchase of the properties is EUR377.7 million in cash.

The Existing Bankcentre comprises of eight adjoining office blocks. The front four Blocks and adjoining land are to be bought by Sean Dunne and will be leased back to the AIB Group on a 20-year lease, with a break clause exercisable by either party after four years and eleven months. The remaining property to be bought by Hibernian Life and Pensions Limited, will be leased to the AIB Group for a period of 20 years. The initial annual rent payable on both lots by the tenant will be EUR11.6 million per annum and will be subject to adjustment in subsequent five year rent reviews. It is anticipated that the cost will be more than offset by savings and by the benefits derived from the use of the capital.

The capital benefit (i.e. the profit after taxation) to AIB generated from these transactions is in the region of EUR230 million. AIB will reinvest the capital from the transactions in its core banking business and the transactions are expected to complete during the second quarter of 2006.

                                     -ENDS-

For further information please contact:

Alan Kelly                                 Ronan Sheridan
General Manager, Group Finance             Group Press Officer
AIB Group                                  AIB Group
Bankcentre                                 Bankcentre
Ballsbridge                                Ballsbridge
Dublin 4                                   Dublin 4
Tel: +353-1-6600311 ext. 12162             Tel: +353-1-6600311 ext. 14651


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  26 April 2006                                By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.